UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ginkgo Bioworks Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

37611X100

(CUSIP Number)

c/o Ginkgo Bioworks Holdings, Inc.

27 Drydock Avenue, 8th Floor

Boston, MA 02210

(877) 422-5362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37611X100	13D	Page 1 of 7 pages

1	Names of Reporting Persons Reshma Shetty
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 166,041,730
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 166,041,730

11	Aggregate Amount Beneficially Owned by Each Reporting Person 166,041,730
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%
14	Type of Reporting Person IN

CUSIP No. 37611X100	13D	Page 2 of 7 pages

1	Names of Reporting Persons Bartholomew Canton
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 166,041,730
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 166,041,730

11	Aggregate Amount Beneficially Owned by Each Reporting Person 166,041,730
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%
14	Type of Reporting Person IN

CUSIP No. 37611X100	13D	Page 3 of 7 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Ginkgo Bioworks Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 27 Drydock Avenue, 8th Floor, Boston, MA 02210. Prior to the Business Combination (as defined below), the Issuer was known as Soaring Eagle Acquisition Corp. (“SRNG”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

Reshma Shetty

Bartholomew Canton

Each of the Reporting Persons is a citizen of the United States. The business address of each of the Reporting Persons is c/o Ginkgo Bioworks Holdings, Inc., 27 Drydock Avenue, 8th Floor, Boston, MA 02210. Ms. Shetty’s present principal occupation is President, Chief Operating Officer, Founder and Director of the Issuer. Mr. Canton’s present principal occupation is Founder of the Issuer.

During the last five years, the Reporting Persons have not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), the Reporting Persons received an aggregate of 166,041,730 shares of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”) that may be redeemed by the Reporting Persons at any time for shares of Class A Common Stock on a one-to-one basis.

Item 4.	Purpose of Transaction.

Business Combination

On September 16, 2021 (the “Closing Date”), pursuant to an agreement and plan of merger, dated as of May 11, 2021, as amended on May 14, 2021 (the “Merger Agreement”), by and among SRNG, SEAC Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of SRNG (the “Merger Sub”) and Ginkgo Bioworks, Inc. (“Old Ginkgo”), Merger

CUSIP No. 37611X100	13D	Page 4 of 7 pages

Sub merged with and into Old Ginkgo with Old Ginkgo being the surviving company in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). As a result of the Merger, the Issuer directly owns 100% of the outstanding common stock of Old Ginkgo as the surviving company in the Merger and each share of common stock of Old Ginkgo outstanding immediately prior to the effective time of the Business Combination was cancelled and extinguished and collectively converted into the right to receive shares of Class A Common Stock and/or Class B Common Stock, in accordance with the Merger Agreement, on a 1-to-49.080452 basis. In addition, each share of common stock of Old Ginkgo, each option of Old Ginkgo under Old Ginkgo’s stock incentive plans, each award of restricted common stock of Old Ginkgo under Old Ginkgo’s stock incentive plans, and each award of restricted stock units of Old Ginkgo under Old Ginkgo’s stock incentive plans, in each case outstanding immediately prior to the effective time of the Business Combination, received a proportional amount of the approximately 188.7 million earn-out shares. As a result of the Business Combination, the Reporting Persons received an aggregate of 142,727,328 shares of Class B Common Stock and an additional 23,314,402 shares of the Class B Common Stock in the form of earn-out shares subject to forfeiture, which will vest in four substantially equal installments if the Class A Common Stock achieves a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds the following thresholds: $12.50, $15.00, $17.50 and $20.00.

Lock-Up

On the Closing Date, in connection with the closing of the Business Combination, the Issuer adopted a certificate of incorporation with a lock-up provision applicable to the Reporting Persons. The provision provides that such individuals are restricted from transferring their shares of Class A Common Stock or Class B Common Stock received as consideration in the Business Combination, excluding the earn-out shares, for a period of one year following the closing of the Business Combination (the “Transfer Restrictions”). The Transfer Restrictions will not apply to an aggregate of 10% of the total number of shares subject to such restrictions, excluding (from this exception to the Transfer Restrictions) any shares of Class A Common Stock or Class B Common Stock received upon the settlement of an equity award that was converted in the Merger. Additionally, solely in the case of a holder of any equity award of the Issuer (including any such equity award into which an equity award of Old Ginkgo was converted in the Merger), the Transfer Restrictions will be lifted beginning on the earlier of March 1, 2022 or the date that is 15 calendar days before the date on which any tax relating to such equity award (other than any equity or portion thereof that is exempted from such Transfer Restrictions) will become due under applicable law, subject to certain conditions.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 37611X100	13D	Page 5 of 7 pages

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 1,330,072,374 shares of Class A Common Stock outstanding following completion of the Business Combination:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Reshma Shetty	166,041,730	11.1%	0	166,041,730	0	166,041,730
Bartholomew Canton	166,041,730	11.1%	0	166,041,730	0	166,041,730

The share amounts reflected in the table above consist of the following: (i) 3,093,797 shares of Class B Common Stock held of record by Ms. Shetty; (ii) 3,093,797 shares of Class B Common Stock held of record by Mr. Canton; (iii) 70,389,783 shares of Class B Common Stock held of record by the Reshma Padmini Shetty Living Trust; (iv) 8,245,491 shares of Class B Common Stock held of record by Ms. Shetty’s grantor retained annuity trust; (v) 70,389,783 shares of Class B Common Stock held of record by the Bartholomew Canton Living Trust; (vi) 8,245,491 shares of Class B Common Stock held of record by Mr. Canton’s grantor retained annuity trust; and (vii) an aggregate of 2,583,588 shares of Class B Common Stock held of record by certain family trusts. The Reporting Persons may be deemed to share beneficial ownership over the shares held of record by each other and each of the foregoing trusts.

CUSIP No. 37611X100	13D	Page 6 of 7 pages

(c)	Except as described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

CUSIP No. 37611X100	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2021

By:	/s/ Reshma Shetty
Name: Reshma Shetty

By:	/s/ Bartholomew Canton
Name: Bartholomew Canton